Philips updates markets on its Healthcare sector in a meeting with investors and financial analysts

May 10, 2012

Boston, Massachusetts, USA – At a meeting with investors and financial analysts today in Boston, USA, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the financial markets on the progress it has made with its change and performance improvement program Accelerate!. This will be followed by a detailed overview of the company’s Healthcare sector.

In addition to the progress on Accelerate!, Philips’ Chief Executive Officer Frans van Houten will update the markets on the actions being taken to achieve the company’s midterm financial targets for 2013. At the event, Mrs. Deborah DiSanzo, who became Chief Executive Officer of Philips Healthcare on May 1, 2012, will update the markets on the sector’s strategy to accelerate profitable growth by creating value through solutions, clinical and business innovations. In addition, executives of the Healthcare team will comment on current market developments and business priorities.

“Our investments in meaningful innovation have resulted in a competitive product and service portfolio, now our task at hand is to drive operational excellence to further accelerate our performance,” said Mrs. DiSanzo.

Presentations in Boston, USA, will start at 8:15 AM local time or 2:15 PM CET. Please visit this link to listen to the webcast and download the presentations that will be shown during the day

For further information, please contact:

Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.